Exhibit 99.1

High Tide Continues Expansion into Global CBD Market With Acquisition of Colorado Based NuLeaf Naturals

Transaction Follows Recent Acquisitions of U.S. Based FAB CBD and U.K. Based Blessed CBD

  Acquisition boosts High Tide's current U.S. revenue run rate by ~40% to approximately C$70 Million.
  Highly accretive transaction for shareholders, as NuLeaf generated revenue of US$19.4 Million and Adjusted EBITDA1 of US$5.26 Million during the 12 months ended September 30, 2021, of which direct-to-consumer e-commerce revenue represented US$16.3 million.
  NuLeaf has a strong financial profile which generated 71% gross margins and 25% Adjusted EBITDA1 margins in 2020.
  NuLeaf continues to drive innovation in the cannabinoid market through their new Multicannabinoid™ oils and softgels. NuLeaf's Multicannabinoid™ is a comprehensive formula designed to supercharge the endocannabinoid system. This blend contains several key cannabinoids including CBD, CBG, CBN, and CBC in a balanced profile.
  NuLeaf's cGMP-certified facility enables them to manufacture groundbreaking cannabinoid formulations while exceeding the highest levels of regulatory compliance. High Tide intends to utilize this facility to achieve manufacturing synergies with FAB and Blessed CBD, and to launch Multicannabinoid™ SKUs across those platforms.
  NuLeaf ranked sixteenth on the prestigious 2020 Inc 5000 list of the fastest growing private companies in the United States. This marked the second year in a row the Denver-based company appeared in the list's top twenty, showing a remarkable three-year growth of 11,495 percent.2
  NuLeaf has a strong distribution reach in the natural products channel and recently announced an expansion with Sprouts Farmers Market from 33 retail locations to an additional 235 stores, bringing this to a total of 268 Sprouts stores, in addition to other retail accounts across the U.S.

CALGARY, AB, Nov. 22, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FRA: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that it is taking another step towards solidifying itself as a major player within the global marketplace for hemp-derived CBD products, by entering into a definitive agreement (the "Acquisition Agreement") pursuant to which High Tide will acquire 80% of NuLeaf Naturals, LLC ("NuLeaf"), for US$31.24 Million (the "Transaction"), and will have a three-year option to acquire the remaining 20% of NuLeaf at any time.

High Tide Inc. November 22, 2021 (CNW Group/High Tide Inc.)

Founded in 2014 with its headquarters in Denver, Colorado, NuLeaf is a market leader in the production and distribution of premium cannabidiol (CBD) wellness products. It has received over 25,000 verified 5 star customer reviews through its e-commerce platform. NuLeaf can produce 60,000 plant-based softgels per hour and is one of only a few manufacturers in the United States that can produce a vegan softgel. With a heightened consumer interest in health focused and sustainable products, plant-based offerings are primed for growth. NuLeaf has a strong distribution reach in the natural products channel and recently secured an expansion with Sprouts Farmers Market from 33 retail locations to an additional 235 stores. It has quickly grown to become one of the most popular brands for hemp-derived CBD products across the U.S., with their product portfolio including cannabinoid tinctures, softgels, and topicals. Over the 12 months ended September 30, 2021, NuLeaf had over 5.1 million site visits3 and an average order value of US$120. Since its inception, NuLeaf has served approximately 330,000 unique customers through its e-commerce platform, and hundreds of thousands more through their other distribution channels.

"With this announcement, we have doubled down on our efforts to become a global market leader with respect to hemp-derived CBD production and e-commerce sales. Our strategy is backed by numerous studies which predict that the global CBD market is set to grow exponentially over the coming years, with Fortune Business Insights projecting that it will reach US$56 billion by 2028, equating to a compound annual growth rate of 47%. High Tide is growing across all three categories within the cannabis ecosystem, including THC, CBD, and accessories. With the purchase of NuLeaf, we are now further vertically-integrated in our CBD business, just like we have been with regard to consumption accessories. As international markets open up and as export regulations evolve, NuLeaf's cGMP-certified facility positions us to take advantage of the global CBD business opportunity," said Raj Grover, President and Chief Executive Officer of High Tide. "Additionally, NuLeaf has developed customized manufacturing technology for vegan softgels, establishing them as one of very few manufacturers in the U.S. with this capability. Their portfolio also includes other innovative products including their Multicannabinoid oils and softgels.This transaction will provide us with meaningful cross-selling synergies and margin enhancement opportunities for FAB and Blessed CBD. Bo, Jaden, and the entire NuLeaf team have done an exceptional job in building NuLeaf into one of the most popular and leading CBD brands in the U.S., and I am very excited to welcome them into our growing High Tide family," added Mr. Grover.

"We are excited to partner with Raj and the High Tide team to deliver the highest quality cannabinoid products in the world," said Bo Shirley, Co-founder of NuLeaf Naturals. "Utilizing the latest in cannabinoid research, we continue to drive innovation and growth by launching unprecedented products that revolutionize the market. High Tide is a global leader in cannabis and together we look forward to expanding our market share and building the future of this industry."

"This strategic alignment with High Tide will enable us to continue to deliver exceptional value to our customers and retail partners," said Jaden Barnes, Co-founder of NuLeaf Naturals. "As part of the High Tide organization, we are well positioned to take the next steps in our growth strategy while maintaining our laser focus on delivering a world-class cannabis experience."

[1] Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization) does not have a standardized meaning prescribed by IFRS.
[2] Source: https://www.inc.com/inc5000/2020.
[3] Data from Google Analytics

STRATEGIC HIGHLIGHTS

Accelerates High Tide's global CBD exposure – While High Tide has been in the CBD sector since launching CBDCity in May 2020, and has been gradually increasing its international footprint, including through the acquisitions of FAB CBD and Blessed CBD in 2021, the addition of NuLeaf will solidify its position as a major CBD player globally. Pro forma following the acquisition of NuLeaf, the Company's annual revenue run rate outside of Canada will be approximately C$80 Million.

High degree of synergies with FAB and Blessed CBD – High Tide intends to pursue a range of synergies between NuLeaf and the FAB and Blessed CBD platforms, including co-packing and shipping products from NuLeaf's state-of-the-art cGMP-certified facility, bulk purchasing materials collaboratively to save on costs, creating new product lines such as FAB and Blessed CBD Multicannabinoid™ oils and softgels, initiating joint marketing efforts, and combining the e-commerce strengths of all three platforms.

Immediate synergies and cross-selling opportunities – High Tide plans to offer NuLeaf products on its other U.S. e-commerce platforms, CBDCity, GrassCity and Smoke Cartel, in the near-term.  The Company will explore the opportunity to bring the Multicannabinoid™ proprietary oils and softgels to Canada and make them available through High Tide's own network of 104 retail outlets, subject to provincial and federal regulatory approvals. The Company also intends to introduce these Multicannabinoid™ proprietary oils and softgels into the E.U. market through Blessed CBD, as well as through FAB CBD's network in the U.S.

Further strengthens High Tide's position in the e-commerce space – NuLeaf carries multiple product formulations that are exclusive to them. Over 80% of sales are direct-to-consumer online from their website. Over the 12 months ended September 30, 2021, NuLeaf fulfilled approximately 133,000 orders with an average order value of US$120.

Highly accretive to financial results – Given its large scale and high margin profile, NuLeaf generated gross margins of 71% and Adjusted EBITDA1 margins of 25% during the 12 months ended September 30, 2021 – both of which are highly accretive to High Tide's consolidated margin profile.

Large global potential – Fortune Business Insights recently reported that the global cannabinoid market is projected to grow from just under US$3.7 billion to approximately US$58 billion by 2028, which represents a compound annual growth rate of 47%.4 NuLeaf is well-positioned to take advantage of the growing global interest in CBD products through potential export opportunities for their proprietary formulations, including Multicannabinoid™ vegan oils and softgels, which are produced at their cGMP-certified facility in Denver, Colorado.

[4] Source: https://www.fortunebusinessinsights.com/cannabidiol-cbd-market-103215

TRANSACTION DETAILS

The Transaction, which is an arm's length transaction, is subject to, among other things, receipt of required TSX Venture Exchange ("TSXV") approval, and other customary conditions of closing, is expected to close in the coming weeks, implies an enterprise valuation of US$39.05 Million, representing 7.1 projected 2021 Adjusted EBITDA1 and recognition for US$1.7 Million recently spent on upgrading NuLeaf's cGMP-certified facility. The consideration (the "Consideration") for the 80% acquired will be US$31.24 Million in common shares of High Tide ("High Tide Shares") on the basis of a deemed price per High Tide Share equal to the volume weighted average price per High Tide Share on Nasdaq for the 10 consecutive trading days preceding closing of the Transaction ("Closing"). Upon closing, NuLeaf Naturals will have approximately US$500,000 of cash and inventory of approximately US$500,000.

In addition to the foregoing, NuLeaf's owners have agreed to grant High Tide an option to acquire all the remaining interests in NuLeaf not held by High Tide, and become the sole owner of NuLeaf (the "Call Option"), at an enterprise value equal to the trailing twelve months of Adjusted EBITDA1 multiplied by 7.1. The Call Option will be exercisable at any time for a period of three (3) years following the Closing. In addition, High Tide has agreed to grant NuLeaf's owners an option to put to High Tide the remaining interests in NuLeaf not held by High Tide (the "Put Option"), at the same enterprise value of the Call Option. The Put Option will be exercisable by NuLeaf's owners for a period of eighteen (18) months following the eighteen (18) month anniversary of the Closing. The consideration under the Call Option or the Put Option, if exercised, will be satisfied in cash.

The High Tide Shares issued pursuant to the Consideration are subject to a statutory hold period of four months and one day.

KPMG LLP conducted financial due diligence on behalf of High Tide for the Transaction.  Garfinkle Biderman LLP and Sichenzia Ross Ference LLP acted for High Tide in connection with the Transaction. NuLeaf was advised by  Squire Patton Boggs (US) LLP and Class VI Partners, LLC in connection with the Transaction.

GRANT OF RESTRICTED SHARE UNITS

Furthermore, High Tide announced that its Board of Directors has approved a grant of 65,472 restricted share units (the ("RSUs") to certain directors, pursuant to the Company's restricted share unit plan. Each RSU entitles the holder to acquire one common share of the Company upon vesting.

ABOUT NULEAF NATURALS

NuLeaf Naturals is one of America's leading cannabinoid companies. Since 2014, NuLeaf has been committed to creating the world's highest quality cannabinoid products in their most pure and potent form. NuLeaf's products are produced at a cGMP-certified facility enabling them to manufacture groundbreaking cannabinoid formulations while exceeding the highest levels of regulatory requirement. The company is committed to creating safe, consistent, and effective products and has proudly received over 25,000 verified 5-star customer reviews through their e-commerce platform. NuLeaf also ranked sixteenth on the prestigious 2020 Inc 5000 list of the fastest-growing private companies in the United States, with a remarkable three-year growth rate of 11,495 percent.

ABOUT HIGH TIDE INC.

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 104 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the ability of High Tide to complete the Transaction; High Tide's ability to become a global leader in the e-commerce marketplace for hemp-derived CBD products; the ability of NuLeaf to produce 60,000 plant-based softgels per hour; the growth in interest in health focused and sustainable products; the ability of NuLeaf to complete the expansion into Sprouts Farmers Market from 33 retail locations to an additional 235 stores; the growth of the global CBD market; the potential for new markets to open up; the ability of the Company to integrate NuLeaf with its other CBD brands; the ability of High Tide to offer NuLeaf products across its other U.S. ecommerce platforms; and the ability of NuLeaf to take advantage of the growing global interest in CBD products through potential export opportunities for their proprietary formulations.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will successfully complete the Transaction (and will obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; High Tide's inability to become a global leader in the e-commerce marketplace for hemp-derived CBD products; the inability of High Tide to close the Transaction; CBD business globally; the inability of NuLeaf to produce 60,000 plant-based softgels per hour; risks with respect to the growth in interest in health focused and sustainable products; the inability of NuLeaf to complete the expansion into Sprouts Farmers Market from 33 retail locations to an additional 235 stores; lack of growth in the global CBD market; the inability of new markets to open up; the inability of the Company to integrate NuLeaf with its other CBD brands; the inability of the Company to offer NuLeaf products across its other U.S. ecommerce platforms; and the inability of NuLeaf to take advantage of the growing global interest in CBD products through potential opportunities for their proprietary formulations.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, High Tide Inc., omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 22-NOV-21